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[SAP LOGO]                                 Press
                                           Information



FOR IMMEDIATE RELEASE

                                            Contact:  Kevin S. McKay
                                                      SAP America
                                                      610-355-4060
                                                         -or-
                                                      Gundolf Moritz
                                                      SAP AG
                                                      011-49-6227-74-4872
                                                         -or-
                                                      James P. Prout
                                                      Taylor Rafferty Associates
                                                      212-889-4350

SAP REVISES EXPECTATIONS FOR 1999

WALLDORF, GERMANY -- OCTOBER 13, 1999 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise solutions, today announced that it anticipates its 1999 revenues to be lower than initially expected. Following a preliminary analysis of third quarter results, SAP's Board is no longer maintaining its forecast of an increase in revenues of 20% to 25% and improved pre-tax profit margin of up to one percentage point.

SAP's Board anticipates that despite an increase in third quarter revenues of about 7%, an increase in revenues of between 15% to 20% for 1999 can still be achieved. This analysis is chiefly based on the continuously strong fourth quarter sales pipeline and the increasingly positive response among customers to the Internet product mySAP.com, launched in September in the US. Depending on the development of software revenues in the fourth quarter, the Board now expects a lower pre-tax profit margin than last year (1998: 21.6%).

SAP will offer more detailed information in its third quarter results announcement, press conference and conference call, all on October 20, 1999.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the company are intended to identify such forward-looking statements. The company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the Securities and Exchange Commission, including the Company's Form 20-F for 1998 filed with the SEC on May 18, 1999.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


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